UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TRI-LATERAL VENTURE CORPORATION
(Exact name of registrant as
specified in its corporate charter)

000-50112
-----------
Commission File No.

ONTARIO	N/A
--------	----------
(State of Incorporation)	(IRS Employer
Identification No.)

604 - 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T7
(Address of principal executive offices)

604-669-2615
(Issuer's telephone number)

TRI-LATERAL VENTURE CORPORATION

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about May 6, 2004 to the holders of shares of common stock (the "Common Stock") of Tri-Lateral Venture Corporation, an Ontario corporation (the "Company") as of May 6, 2004. On May 6, 2004, the Company entered into a Share Purchase Agreement, dated May 6, 2004, between the Company, Pan American Gold Corporation ("Pan American"), Graham Douglas and the shareholders of Pan American (the "Share Purchase Agreement").

The Share Purchase Agreement contemplates that the Company will acquire Pan American in consideration for the issue of an aggregate of approximately 3,370,000 shares of the Company's common stock which will represent approximately 11% of the Company's outstanding shares upon closing. The terms and conditions of the Share Purchase Agreement are summarized below under the heading "THE SHARE PURCHASE AGREEMENT".

As a condition to the closing under the Share Purchase Agreement, the Company's current board of directors will appoint Richard Bachman as a member of the Company's board of directors on closing, and then Kevin Hanson and Alan Crawford will tender their respective resignations as directors and officers of the Company to be effective ten days after the delivery of this Information Statement. Following the effective date of the resignation of Kevin Hanson and Alan Crawford, Michael Sweatman will be appointed as a director of the Company and the board of directors of the Company will be comprised of Richard Bachman, Greg Burnett and Michael Sweatman. Michael Sweatman will not take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SHARE PURCHASE AGREEMENT

The Share Purchase Agreement is summarized as follows:

Pan American

Pan American was incorporated under the laws of the State of Nevada on October 24, 2003. Pan American is in the business of acquiring, exploring, and developing (when appropriate) natural resource properties. Pan American is presently in the exploration stage of two properties located in Nevada, USA. Pan American will not know that a commercially viable mineral deposit, a reserve, exists in either of these properties until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

The Share Purchase Agreement

The Share Purchase Agreement contemplates the acquisition by the Company of all of the issued and outstanding shares of Pan American from the shareholders of Pan American. On completion of the Share Purchase Agreement, the Company will issue shares of its common stock to the shareholders of Pan American on the basis of one share of the Company's common stock for each outstanding common share of Pan American. There are presently 3,370,000 common shares of Pan American issued and outstanding. Accordingly, the Company will issue 3,370,000 shares of its common stock to the shareholders of Pan American on completion of the Share Purchase Agreement.

The shares of the Company's common stock to be issued to shareholders of Pan American on completion of the Share Purchase Agreement will not be registered under the Securities Act of 1933 (the "1933 Act") or under the securities laws of any U.S. state, and will be issued in reliance upon an exemption from registration under the 1933 Act and an exemption from the registration and prospectus requirements of the Securities Act (British Columbia").

Conditions Precedent to the Acquisitions

The closing of the Share Purchase Agreement is subject to satisfaction of conditions precedent to closing as set forth in the Share Purchase Agreement including, but are not limited, the following:

1. The Company and Pan American will have received duly executed copies of all third-party consents and approvals contemplated by the Share Purchase Agreement;

2. No material adverse effect will have occurred with the business or assets of Pan American or the Company since the date of the Share Purchase Agreement;

3. No suit, action, or proceeding will be pending or threatened which would (i) prevent the consummation of any of the transactions contemplated by the Share Purchase Agreement, or (ii) cause the transaction to be rescinded following consummation;

4. Pan American will have no more than $10,000 in outstanding liabilities on a consolidated basis on the closing date of the Share Purchase Agreement;

5. Pan American will have no more than 5,000,000 shares outstanding on the closing date of the Share Purchase Agreement;

6. The Company will be reasonably satisfied in all respects with their due diligence investigation and review of Pan American;

7. Pan American will have received the written resignations of Alan G. Crawford and Kevin R. Hanson of the Company's board of directors, which resignations will be effective ten days after the filing of this Schedule 14f-1;

8. Pan American will have received a signed directors' resolution appointing Richard Bachman to the Board of Directors of the Company; and

9. Pan American will have received a signed directors resolution appointing Michael Sweatman to the Company's board of directors and accepting the resignations of Alan G.

Crawford and Kevin R. Hanson from the Company's board of directors, which appointments and resignations will be effective ten days after the filing of this Schedule 14f-1.

Stock Split

In February 2004, the shareholders of the Company approved a seven for forward split of the Company's common stock. The stock split was effective on May 6. 2004. The shares to be issued by the Company on closing of the Share Purchase Agreement will be post-split shares.

Closing of the Share Purchase Agreement

The closing date for the closing of the Share Purchase Agreement is May 7, 2004, subject to the satisfaction of the conditions precedent to closing by that date. In the event that the closing does not occur by May 31, 2004, then the Share Purchase Agreement will terminate unless extended by written agreement.

Upon closing of the Share Purchase Agreement and completion the Stock Split, the Company will have been reorganized as follows:

1. The Company's issued and outstanding shares will consist of 33,885,373 shares of common stock;

2. The Company will own Pan American as a wholly owned subsidiary;

3. The former shareholders of Pan American will own 3,370,000 shares of the Company's common stock, representing 9.9% of the Company's issued and outstanding shares;

4. The board of directors of the Company will be comprised of Richard Bachman, Greg Burnett and Michael Sweatman.

Upon completion of the acquisition, the Company has agreed to change its corporate name to "Pan American Gold Corporation".

Due to conditions precedent to closing, as outlined above, and the risk that these conditions precedent will not be satisfied, there is no assurance that the Company will complete the acquisitions of Pan American as planned.

Description of the Business of Pan American

Pan American was incorporated under the laws of the State of Nevada on October 24, 2003. Pan American is in the business of acquiring, exploring, and developing (when appropriate) natural resource properties. Pan American is presently in the exploration stage of four properties, two located in Nevada, USA, one in California, USA and one in British Columbia, Canada. Pan American will not know that a commercially viable mineral deposit, a reserve, exists in either of these properties until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

Pan American has entered into the following agreements:

1. Agreement dated December 8, 2003 between Nevada Sunrise, LLC and Pan American pursuant to which Pan American may earn a 60% interest on the Kinsley Mountain Property located in Nevada;

2. Agreement dated December 8, 2003 between Nevada Sunrise, LLC and Pan American pursuant to which Pan American may earn a 60% interest on the Pinnacle Property located in Nevada;

3. Eskay Property Sale and Purchase Agreement, dated January 16, 2004, between Matthew J. Mason and 680102 B.C. Ltd., a wholly owned subsidiary of Pan American, pursuant to which 680102 B.C. Ltd. may earn a 75% interest on the Eskay Creek Property located in British Columbia; and

4. First Amended and Restated Operating Agreement of Cactus Precious Metals LLC, effective November 26, 2003, pursuant to which Pan American acquired 100 Class of Membership Units of Cactus Precious Metals LLC, located in California.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

On May 6, 2004, there were 30,515,373 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of May 6, 2004 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
CURRENT OFFICERS AND DIRECTORS
Common Stock	Greg Burnett	2,071,650	6.8%
Common Stock	Alan Crawford	1,400,000	4.6%
Common Stock	Kevin Hanson	1,400,000	4.6%
Common Stock	All Officers and Directors as a Group (3 persons)	4,871,650	16.0%
6
PROPOSED OFFICERS AND DIRECTORS
Common Stock	Greg Burnett	2,071,650	6.8%
Common Stock	Richard Bachman	Nil Shares	Nil%
Common Stock	Michael Sweatman	Nil Shares	Nil%

  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on May 6, 2004. As of May 6, 2004, there were 30,515,373 shares of our common stock issued and outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing under the Share Purchase Agreement, the Company's current board of directors will appoint Richard Bachman as a member of the Company's board of directors on closing, and then Kevin Hanson and Alan Crawford will tender their respective resignations as directors and officers of the Company to be effective ten days after the delivery of this Information Statement. Following the effective date of the resignation of Kevin Hanson and Alan Crawford, Michael Sweatman will be appointed as a director of the Company and the board of directors of the Company will be comprised of Richard Bachman, Greg Burnett and Michael Sweatman. Michael Sweatman will not take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

The following tables set forth information regarding the Company's current executive officers and directors:

Name	Age	Present and Principal Occupation, Business or Employment during the Last Five Years	Served as a Director or Officer Since
Gregory C. Burnett	42	President, CEO and Director President of Carob Management Ltd., a private management consulting company.	June 2000
Alan Crawford	49	Director President of Techven Finance Corp., a private management company; Director of Camflo International Inc., a junior resource exploration company (1998 to present).	June 2000
Kevin Hanson	47	Director Chartered Accountant, Amisano Hanson	June 2000
Brent Petterson	43	Corporate Secretary	June 2000

The following table sets forth information regarding the Company's proposed executive officers and directors of the Company to be appointed upon closing of the Share Purchase Agreement:

Name, Place of Residence and Proposed Position with the Company		Number of Shares of the Company Anticipated to be Beneficially Owned on Closing
Richard Bachman

President and Director

Richard Bachman is a Certified Professional Geologist with American Institute of Professional Geologists. Mr. Bachman has over 20 years of experience in mining and mineral exploration including 9 years of international experience in South America, Africa, and Europe. He is the President and a director of Minera Cerro El Diablo Inc. ( 2003 to present), a mining company based in Reno, Nevada with projects in Chile. He is also President and a director of Minera Sucunduri Inc. ( 2002 to present), a mining company in Reno, Nevada with projects in Brazil. He was a Regional Geologist for Homestake Mining Company (1982 to 2002), a mining company in Reno, Nevada with projects in Argentina.

		Nil
9
Greg Burnett	Vice President, Secretary and Director President of Carob Management Ltd., a private management consulting company	2,071,650
Michael Sweatman

Chief Financial Officer and Director.

Michael Sweatman has been a Chartered Accountant since 1982. Since 1998, he has operated an accounting firm providing tax, accounting and business advice to a number of clients in the Vancouver, British Columbia area. He also provides consulting services as part of MDS Management Ltd. including consulting projects cover a wide range of clients in a number of industries, including both publicly traded and private corporations.

		Nil

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

EXECUTIVE COMPENSATION

Particulars of compensation paid to:

1. the Company's chief executive officer ("CEO");

2. each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

3. any additional individuals for whom disclosure would have been provided under 0 but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(2)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Gregory Burnett Chief Executive Officer, President and Director	2002 2001 2000	$30,000(3) $30,000(3) $30,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Other than indicated below, the Company has not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2) The value of prerequisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3) Carob Management Ltd., a company controlled by Mr. Burnett, receives $2,500 per month from the Company.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long term incentive plans in place for the Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

There were no options granted to the Named Executive Officer during the most recently completed financial year. There were no options exercised by the Named Executive Officer during the most recently completed financial year. There were no options held by the Named Executive Officer that were repriced downward during the most recently completed financial year. There were no defined benefit or actuarial plans in place for the Named Executive Officer during the most recently completed financial year. There are no employment contracts or compensatory plans or arrangements between the Company and the Named Executive Officer The Company has no compensation committee.

COMPENSATION OF DIRECTORS

There were no stock options granted to directors of the Company during the most recently completed financial year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

1. any director or officer of the Company

2. any proposed director of officer of the Company;

3. any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's common stock; or

4. any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

The Company pays $500 per month to Amisano Hanson, Chartered Accountants, for office space and administrative services. Kevin Hanson, a director of the Company, is a partner of Amisano Hanson. The Company paid $8,100 to Amisano Hanson, Chartered Accountants, for accounting fees for the financial year ending December 31, 2002.

COMMITTEES OF THE BOARD OF DIRECTORS

Standing committees of the Company's Board of Directors include an Audit Committee. The Company does not currently have a Nominating Committee. The Board does not believe that it is necessary to have a Nominating Committee because it believes that the functions of a Nominating Committee can be adequately performed by its directors.

The Company has not adopted a formal policy with respect to the members of its Board of Directors attending our annual meeting of shareholders. All members of the Board of Directors attended last years Annual Meeting.

AUDIT COMMITTEE

The Audit Committee currently consists of Messrs. Burnett, Crawford and Hanson. A majority of the members of the Audit Committee are independent as defined by Rule 4200(a)(14) of the NASD Rules. The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities and Exchange Act of 1934. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial, and operating controls; to recommend annually to the Board of Director the selection of the independent auditors; to consider proposals made by the independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

Shareholder Communications

The Company's Board of Directors does not currently have a formal process for security holders to send communications to the Board of Directors . The Company, however, encourages stockholders to communicate directly with the Board by sending communications to "The Board of Directors of Tri-Lateral Venture Corporation", c/o Tri-Lateral Venture Corporation, 604 - 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T7.

Dated: May 7, 2004

By Order of the Board of Directors
TRI-LATERAL VENTURES CORPORATION

/s/ Greg Burnett
Greg Burnett
President